Exhibit 99.1

FOR IMMEDIATE RELEASE

IHS HOLDING LIMITED REPORTS SECOND QUARTER 2023 FINANCIAL RESULTS

CONSOLIDATED HIGHLIGHTS – SECOND QUARTER 2023

●	Revenue of $546.2 million increased 16.8% (or 29.7% organically)
●	Adjusted EBITDA of $303.7 million (55.6% Adjusted EBITDA Margin) increased 27.0%
●	Loss for the period was $1,248.3 million
●	Cash from operations was $264.1 million
●	Recurring Levered Free Cash Flow (“RLFCF”) was $91.1 million
●	Total Capex was $207.0 million
●	Revising 2023 guidance for revenue to $2,080-2,110 million, Adjusted EBITDA to $1,130-1,150 million, and RLFCF to $385-405 million. The $110 million revision in revenue guidance includes a $141 million foreign exchange (“FX”) headwind of which $142 million is from the Nigerian Naira (“NGN”) net of FX resets, implying an increase of $31 million had the average FX rates previously assumed in our guidance remained unchanged. Total capital expenditure (“Capex”) guidance of $610-650 million and our net leverage ratio target of 3.0x-4.0x are unchanged.
●	The Company’s board of directors has authorized a stock repurchase program for up to $50 million of the Company’s ordinary shares effective as of August 15, 2023 through August 15, 2025

Sam Darwish, IHS Towers Chairman and Chief Executive Officer, stated, “We remain well positioned to take advantage of the strong secular growth trends across our markets, which we expect to continue for years to come. And we are encouraged by the recent policy changes implemented in Nigeria that are intended to put the country on a better economic path. In the near-term, however, these changes will cause some anticipated friction including the significant devaluation of the Nigerian Naira that occurred in mid-June. Subsequently, we are revising our 2023 guidance for revenue, Adjusted EBITDA and RLFCF while maintaining our capex guidance and our target leverage ratio. Our expectation for revenue would have otherwise increased by $31 million had the average FX rates previously assumed in our guidance remained unchanged, reflecting the strength we continue to see in our fundamental business.

For the quarter, the change in FX rates had a $21 million negative impact vs. rates previously assumed in guidance, including a $25 million negative impact from the Nigerian Naira devaluation. Excluding the FX impact, results were ahead of our expectations, driven largely by our Nigeria segment including a pull forward in revenue a quarter earlier than we had anticipated. We will see the full impact of the Nigerian Naira devaluation in our third quarter results, and the impact of our FX resets over third quarter and fourth quarter of 2023, of which 93% of resets are quarterly and 4% monthly.”

RESULTS FOR THE SECOND QUARTER 2023

The table below sets forth select unaudited financial results for the quarters ended June 30, 2023 and June 30, 2022:

	Three months ended
	June 30,	June 30,		Y on Y
	2023	2022		Growth
	$’000	$’000%

Revenue	546,204	467,683		16.8
Adjusted EBITDA(1)	303,710	239,176	*	27.0
Loss for the period	(1,248,283)	(178,574)	*	(599.0)
Cash from operations	264,132	216,800		21.8
RLFCF(1)	91,080	87,537		4.0

(1)	Adjusted EBITDA and RLFCF are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” for additional information, definitions and a reconciliation to the most comparable IFRS measures.
*

Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the GTS SP5 Acquisition in March 2022 and MTN SA Acquisition in May 2022.

Impact of Nigerian Naira devaluation in mid-June 2023

In mid-June 2023, the Central Bank of Nigeria implemented steps to unify the Nigerian foreign exchange market by replacing the old regime of multiple exchange rate segments into a single Import and Export (“I&E”) window within which foreign exchange transactions would be determined by market forces. The Group uses the USD/NGN rate published by Bloomberg, which is approximately aligned to the I&E window rate, for Group reporting purposes.

The NGN fell 59.4% between the period immediately prior to the announcement and the month end rate as at June 30, 2023 and continues to experience some volatility. Due to the NGN devaluation, Revenue and Segment Adjusted EBITDA were negatively impacted by $31.5 million and $21.4 million, respectively, within June 2023 when compared to the constant currency amounts had the NGN rate not devalued.

Due to the timing of the devaluation, the average USD/NGN rate used to consolidate the Group results was NGN508.04 for the second quarter of 2023 and NGN 599.34 for June 2023 as opposed to the closing rate of NGN 752.67. If the devaluation occurred at the beginning of the quarter, the impact on reported Revenue and Segment Adjusted EBITDA would have been more significant.

The devaluation of the NGN also resulted in a significant impact on finance costs, specifically related to unrealized foreign exchange losses, for the second quarter of 2023 of $1,154.5 million in our Nigeria segment. This is due to the USD denominated historic shareholder loans from Group entities to Nigeria and the USD denominated third party debt (such as the 2026, 2027 and 2028 Notes). As the functional currency of the Nigeria businesses is NGN, these USD balances have been revalued in NGN resulting in the significant unrealized loss on foreign exchange.

Finally, the Adjusted EBITDA used to calculate the leverage ratio for the second quarter is based on the last 12 months and, therefore, does not fully incorporate the impact from the devaluation.

Results for the three months ended June 30, 2023 versus 2022

During the second quarter of 2023, revenue was $546.2 million compared to $467.7 million for the second quarter of 2022, an increase of $78.5 million, or 16.8%. Organic growth was $139.0 million, or 29.7% driven primarily by escalations, power indexation, foreign exchange resets and Lease Amendments. Aggregate inorganic revenue growth was $18.4 million, or 3.9%, for the second quarter of 2023, driven by the MTN SA Acquisition and the fifth stage of the Kuwait Acquisition. The increase was partially offset by the non-core impact of negative movements in foreign exchange rates of $78.9 million, or 16.9% of which $74.5 million was primarily due to the devaluation of the NGN.

Adjusted EBITDA was $303.7 million for the second quarter of 2023 compared to $239.2 million for the second quarter of 2022. Adjusted EBITDA margin for the second quarter of 2023 was 55.6% (second quarter of 2022: 51.1%). The increase in Adjusted EBITDA primarily reflects the increase in revenue discussed above, partially offset by an increase in cost of sales resulting from an increase in maintenance and repair costs alongside an increase in administrative expenses within Adjusted EBITDA, resulting from higher employee costs related to the acquisitions listed above and increases in computer and maintenance cost.

Loss for the period was $1,248.3 million for the second quarter of 2023 compared to a loss of $178.6 million for the second quarter of 2022. The increase in loss for the period reflects the significant impact of an increase in net finance costs, specifically related to the unrealized foreign exchange losses on financing the Group’s operations. This is driven by the significant devaluation of the NGN as a result of the USD denominated historic shareholder loans from Group entities to Nigeria and the USD denominated third party debt (such as the 2026, 2027 and 2028 Notes). As the functional currency of the Nigeria businesses is NGN, these USD balances have been revalued in NGN resulting in the significant unrealized loss on foreign exchange.

Cash from operations and RLFCF for the second quarter of 2023 were $264.1 million and $91.1 million, respectively, compared to $216.8 million and $87.5 million, respectively, for the second quarter of 2022. The increase in cash from operations primarily reflects the aggregate impact of the increase in revenue and decrease in administrative expenses discussed above, partially offset by an increase in cost of sales also discussed above. The increase in RLFCF is due to the increase in cash from operations, decrease in income taxes paid and decrease in business combination costs, partially offset by the increase in net interest paid, lease and rent payment made, maintenance capital expenditure and withholding tax.

Segment results

Revenue and Segment Adjusted EBITDA:

Revenue and Segment Adjusted EBITDA, our key profitability measures used to assess the performance of our reportable segments, were as follows:

	Revenue			Segment Adjusted EBITDA
	Three months ended			Three months ended
	June 30,	June 30,		June 30,	June 30,
	2023	2022	Change	2023	2022		Change
	$'000	$'000%		$'000	$'000%

Nigeria	364,592	321,125	13.5	238,448	183,698		29.8
SSA	123,393	94,902	30.0	62,933	52,990	*	18.8
Latam	48,344	42,780	13.0	35,330	30,904		14.3
MENA	9,875	8,876	11.3	5,384	4,170		29.1
Other	—	—	—	(38,385)	(32,586)		(17.8)
Total	546,204	467,683	16.8	303,710	239,176	*	27.0

* Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

Nigeria

Revenue for our Nigeria segment increased by $43.5 million, or 13.5%, to $364.6 million for the second quarter of 2023, compared to $321.1 million for the second quarter of 2022. Revenue increased organically by $117.9 million, or 36.7%, driven primarily by an increase in escalations and power indexation as well as foreign exchange resets and Lease Amendments. The increase in revenue was partially offset by the non-core impact of negative movements in the Naira to U.S. dollar foreign exchange rate of $74.5 million, or 23.2%. Year-on-year, within our Nigeria segment, Tenants increased by 113, including 584 from New Sites and 560 from Colocation, partially offset by 1,031 Churned (which includes, from the first quarter of 2023, 727 towers occupied by our smallest Key Customer on which we were not recognizing revenue), while Lease Amendments increased by 2,911.

Segment Adjusted EBITDA for our Nigeria segment was $238.4 million for the second quarter of 2023 compared to $183.7 million for the second quarter of 2022, an increase of $54.8 million, or 29.8%. The increase in Segment Adjusted EBITDA primarily reflects the increase in revenue discussed above and decrease in cost of sale of $13.3 million resulting from lower overall consumption and lower pricing of diesel, and increase in electricity cost of $1.6 million as a result of Project Green, partially offset by an increase in administrative expenses of $2.2 million, of which $3.1 million is due to an increase in computer maintenance and software, offset by a decrease in professional fees of $1.0 million.

SSA

Revenue for our SSA segment increased by $28.5 million, or 30.0%, to $123.4 million for the second quarter of 2023, compared to $94.9 million for the second quarter of 2022. Revenue increased organically by $14.4 million, or 15.2%, driven primarily by escalations, New Sites and Colocation and foreign exchange resets. Revenue for our SSA segment also grew inorganically in the period by $18.1 million, or 19.1%, due to the impact of the MTN SA Acquisition. The increase in revenue was partially offset by the non-core impact of negative movements in foreign exchange rates of $4.1 million, or 4.3%. Year-on-year, within our SSA segment, Tenants increased by 543, including 233 from New Sites and, 467 from Colocation, partially offset by 157 Churned, while Lease Amendments increased by 584.

Segment Adjusted EBITDA for our SSA segment was $62.9 million for the second quarter of 2023 compared to $53.0 million for the second quarter of 2022, an increase of $9.9 million, or 18.8%. The increase in Segment Adjusted EBITDA primarily reflects the increase in revenue discussed above, partially offset by an increase in cost of sales resulting from higher power generation, maintenance and security costs of $7.3 million, $5.3 million and $2.7 million, respectively, due to the increase in asset base and an increase in administrative expenses of $1.2 million, of which $1.4 million are staff costs.

Latam

Revenue for our Latam segment increased by $5.6 million, or 13.0%, to $48.3 million for the second quarter of 2023, compared to $42.8 million for the second quarter of 2022. Revenue increased organically by $5.9 million, or 13.8%, driven primarily by an increase in growth from fiber and escalations. The increase in revenue was partially offset by the non-core impact of negative movements in foreign exchange rates of $0.3 million, or 0.8%. Year-on-year, within our Latam segment, Tenants increased by 311, including 341 from New Sites and 126 from Colocation, partially offset by 156 Churned, while Lease Amendments increased by 69.

Segment Adjusted EBITDA for our Latam segment was $35.3 million for the second quarter of 2023 compared to $30.9 million for the second quarter of 2022, an increase of $4.4 million, or 14.3%. The increase in Segment Adjusted EBITDA primarily reflects the increase in revenue discussed above and decrease in cost of sales of $1.2 million, of which $4.4 million was land rent cost, partially offset by increase in maintenance costs of $1.2 million, other costs of $1.1 million and electricity costs of $0.8 million, partially offset by an increase in administrative expenses of $2.3 million, of which $2.0 million is staff costs.

MENA

Revenue for our MENA segment increased by $1.0 million, or 11.3%, to $9.9 million for the second quarter of 2023, compared to $8.9 million for the second quarter of 2022. Revenue increased organically by $0.7 million, or 8.4% driven primarily by New Sites and escalations, and grew inorganically in the period by $0.3 million, or 2.9%. Year-on-year, within our MENA segment, Tenants increased by 99, including 59 from New Sites, and 43 from the closing of the fifth stage of the Kuwait Acquisition.

Segment Adjusted EBITDA for our MENA segment was $5.4 million for the second quarter of 2023 compared to $4.2 million for the second quarter of 2022, an increase of $1.2 million, or 29.1%. The increase in Segment Adjusted EBITDA primarily reflects the increase in revenue discussed above and decrease in administrative expenses of $0.4 million, of which $0.3 million is professional fees, partially offset by an increase in cost of sales of $0.2 million.

INVESTING ACTIVITIES

During the second quarter of 2023, capital expenditure (“Total Capex”) was $207.0 million compared to $146.8 million for the second quarter of 2022. The increase is primarily driven by increases in capital expenditure for our Nigeria and Latam segments of $52.0 million and $16.0 million, respectively, partially offset by a decrease in capital expenditure of $8.3 million from our SSA segment. The increase in Nigeria was primarily driven by increases of $29.7 million related to Project Green, $23.2 million related to maintenance capital expenditure and $13.5 million from fiber business capital expenditure, partially offset by a decrease of $17.1 million in New Site capital expenditure. The increase in Latam is primarily driven by increases of $9.1 million related to New Site capital expenditure, $4.0 million from fiber business capital expenditure and $2.4 million in corporate capital expenditure. The decrease in SSA is primarily driven by a decrease of $6.5 million related to corporate capital expenditure, $2.1 million related to refurbishment capital expenditure and $1.8 million related to other capital expenditure, partially offset by an increase of $1.3 million related to New Site capital expenditure. Our spending for Project Green was $41.4 million during the second quarter of 2023 and total spend to June 30, 2023 was $178.8 million.

FINANCING ACTIVITIES AND LIQUIDITY

Below is a summary of key facilities we have entered into, repaid or amended during the second quarter of 2023. Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on June 30, 2023.

Nigeria (2023) Term Loan

Further increase in the total commitments in May 2023, by NGN 11.5 billion (approximately $15.3 million) pursuant to the facility increase clause contained within the loan agreement up to its total NGN 165.0 billion capacity (approximately $219.2 million).

Further drawdowns took place in April 2023 and June 2023 for NGN 15.0 billion (approximately $19.9 million) and NGN 11.5 billion (approximately $15.3 million) respectively.

Nigeria (2023) Revolving Credit Facility

In June 2023, NGN 20.0 billion (approximately $26.6 million), was drawn under the Nigeria 2023 RCF.

FINANCING ACTIVITIES AND LIQUIDITY AFTER REPORTING PERIOD

Below is a summary of key facilities we have entered into, repaid or amended after the second quarter of 2023.

IHS Holding (2020) Revolving Credit Facility

In July 2023, the available commitments were increased to $300.0 million pursuant to the facility increase clause contained within the loan agreement.

Nigeria (2023) Revolving Credit Facility

In August 2023, NGN 20.0 billion (approximately $26.6 million) was voluntarily prepaid under the Nigeria 2023 RCF.

IHS South Africa Short-Term Facility

IHS Towers South Africa Proprietary Limited (“IHS SA”) entered into a ZAR 350.0 million (approximately $18.7 million) facility agreement in July 2023 (the “IHS SA STL Facility”). The IHS SA STL Facility is governed by South African law and funds borrowed under the facility will be applied towards general corporate purposes. The IHS SA STL Facility has an interest rate of 1.00% plus 2 Month JIBAR. The IHS SA STL Facility will terminate in September 2023.

In August 2023, ZAR 100.0 million (approximately $5.3 million), was drawn down under the IHS SA STL Facility.

SHARE BUYBACK PROGRAM

In August 2023, the Company’s board of directors (the “Board”) authorized a stock repurchase program for up to $50 million of the Company’s ordinary shares, effective as of August 15, 2023 through August 15, 2025, subject to market conditions, contractual restrictions, regulatory requirements and other factors.

Repurchases under the program may be made in the open market from time to time, in privately negotiated transactions, through accelerated repurchase agreements or otherwise, with the amount and timing of repurchases depending on and subject to market conditions, alternative uses of capital, corporate needs, applicable regulatory requirements and other factors, at management’s discretion. Open market repurchases will be structured to occur within the pricing and volume requirements of Rule 10b-18. The Company may also, from time to time, enter into Rule 10b5-1 plans to facilitate repurchases of its shares under this authorization.

This stock repurchase program does not obligate the Company to repurchase any set dollar amount or number of ordinary shares and may be extended, modified, suspended or terminated at any time without prior notice at the Company’s discretion.

Full Year 2023 Outlook Guidance

The following full year 2023 guidance is based on a number of assumptions that management believes to be reasonable and reflects the Company’s expectations as of August 15, 2023. Actual results may differ materially from these estimates as a result of various factors, and the Company refers you to the cautionary language regarding “forward-looking” statements included in this press release when considering this information. The Company’s outlook reflects 1) $110 million reduction in guidance includes a $141 million foreign exchange headwind of which $142 million is from the Nigerian Naira net of foreign exchange resets, implying an increase of approximately $31 million had the average FX rates previously assumed in our guidance remained unchanged, 2) $48.1 million of non-recurring revenue as adjusted for withholding tax in first quarter of 2023 from our smallest Key Customer in Nigeria for services previously provided but for which revenue had not been recognized, and 3) approximately $25.0 million of power pass through revenue in South Africa. Guidance does not include revenue from the Egypt operations.

The Company’s outlook is based on the following assumptions:

●	Organic revenue Y/Y growth of approximately 32% (29% when excluding the $48.1 million non-recurring cash receipt)
●	Average foreign currency exchange rates to 1.00 U.S. Dollar for January 1, 2023 through December 31, 2023 for key currencies: (a) 624.0 Nigerian Naira; (b) 5.09 Brazilian Real (c) 0.91 Euros (d) 18.60 South African Rand
●	Project Green capex $90.0-100.0 million
●	Build-to-suit of circa 1,200 sites of which ~150 sites in Nigeria and ~750 sites in Brazil (triple what we built in Brazil in 2022)
●	Net leverage ratio target of 3.0x-4.0x

Metric	Current Range
Revenue	$2,080M - $2,110M
Adjusted EBITDA (1)	$1,130M - $1,150M
Recurring Levered Free Cash Flow (1)	$385M - $405M
Total Capex	$610M - $650M

(1) Adjusted EBITDA and RLFCF are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” for additional information and a reconciliation to the most comparable IFRS measures. We are unable to provide a reconciliation of Adjusted EBITDA and RLFCF to (loss)/profit and cash from operations, respectively, for the periods presented above without an unreasonable effort, due to the uncertainty regarding, and the potential variability, of these costs and expenses that may be incurred in the future, including, in the case of Adjusted EBITDA, share-based payment expense, finance costs, and insurance claims, and in the case of RLFCF net movement in working capital, other non-operating expenses, and impairment of inventory, each of which adjustments may have a significant impact on these non-IFRS measures.

Conference Call

IHS Towers will host a conference call on August 15, 2023 at 8:30am ET to review its financial and operating results. Supplemental materials will be available on the Company’s website, www.ihstowers.com. The conference call can be accessed by calling +1 646 307 1963 (U.S./Canada) or +44 20 3481 4247 (UK/International). The call passcode is 9214668.

A simultaneous webcast and replay will be available in the Investor Relations section of the Company’s website, www.ihstowers.com, on the Earnings Materials page.

Upcoming Conferences and Events

IHS Towers management is expected to participate in the upcoming conferences outlined below:

●	Goldman Sachs EMEA Credit & Leverage Finance Conference (London) – September 5, 2023
●	Goldman Sachs Communacopia Conference (San Francisco) – September 6, 2023
●	J.P. Morgan Emerging Markes Credit Conference (London) – September 19 2023
●	Goldman Sachs Global Sustainability Forum (New York City) – September 27, 2023
●	RBC Global Comms and Infra Conference (Chicago) – September 28, 2023

About IHS Towers

IHS Towers is one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count and is one of the largest independent multinational towerco solely focused on emerging markets. The Company has nearly 40,000 towers across its 11 markets, including Brazil, Cameroon, Colombia, Côte d’Ivoire, Egypt, Kuwait, Nigeria, Peru, Rwanda, South Africa and Zambia. For more information, please email: communications@ihstowers.com or visit: www.ihstowers.com

Cautionary statement regarding forward-looking Information

This press release contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this press release may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates," “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this press release include, but are not limited to statements regarding our future results of operations and financial position, including our anticipated results for the fiscal year 2023, industry and business trends, business strategy, plans, market growth, our objectives for future operations and our participation in upcoming presentations and events.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	non-performance under or termination, non-renewal or material modification of our customer agreements;
●	volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices;
●	a reduction in the creditworthiness and financial strength of our customers;
●	the business, legal and political risks in the countries in which we operate;
●	general macroeconomic conditions in the countries in which we operate;
●	changes to existing or new tax laws, rates or fees;
●	foreign exchange risks and/or ability to access U.S. Dollars in our markets;
●	regional or global health pandemics and geopolitical conflicts and wars, including the current conflict between Russia and Ukraine;
●	our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites or develop business related to adjacent telecommunications verticals (including, for example, relating to our fiber businesses in Latin America and elsewhere) or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives under anticipated costs, timelines, and complexity, such as our Carbon Reduction Roadmap (Project Green), including plans to reduce diesel consumption, integrate solar panel and battery storage solutions on tower sites and connect more sites to the electricity grid;
●	reliance on third-party contractors or suppliers, including failure, underperformance or inability to provide products or services to us (in a timely manner or at all) due to sanctions regulations, supply chain issues or for other reasons;
●	our estimates and assumptions and estimated operating results may differ materially from actual results;
●	increases in operating expenses, including increased costs for diesel;
●	failure to renew or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets;

●	loss of customers;
●	risks related to our indebtedness;
●	changes to the network deployment plans of mobile operators in the countries in which we operate;
●	a reduction in demand for our services;
●	the introduction of new technology reducing the need for tower infrastructure and/or adjacent telecommunication verticals;
●	an increase in competition in the telecommunications tower infrastructure industry and/or adjacent telecommunication verticals;
●	our failure to integrate recent or future acquisitions;
●	the identification by management of material weaknesses in our internal control over financial reporting, which could affect our ability to produce accurate financial statements on a timely basis or cause us to fail to meet our future reporting obligations;
●	increased costs, harm to reputation, or other adverse impacts related to increased intention to and evolving expectations for environmental, social and governance initiatives;
●	reliance on our senior management team and/or key employees;
●	failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations;
●	inability to raise financing to fund future growth opportunities or operating expense reduction strategies;
●	environmental liability;
●	inadequate insurance coverage, property loss and unforeseen business interruption;
●	compliance with or violations (or alleged violations) of laws, regulations and sanctions, including but not limited to those relating to telecommunications regulatory systems, tax, labor, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, data privacy and protection, import/export, foreign exchange or currency, and of anti-bribery, anti-corruption and/or money laundering laws, sanctions and regulations;
●	fluctuations in global prices for diesel or other materials;
●	disruptions in our supply of diesel or other materials;
●	legal and arbitration proceedings;
●	reliance on shareholder support (including to invest in growth opportunities) and related party transaction risks;
●	risks related to the markets in which we operate, including but not limited to local community opposition to some of our sites or infrastructure, and the risks from our investments into emerging and other less developed markets;
●	injury, illness or death of employees, contractors or third parties arising from health and safety incidents;
●	loss or damage of assets due to security issues or civil commotion;

●	loss or damage resulting from attacks on any information technology system or software;
●	loss or damage of assets due to extreme weather events whether or not due to climate change;
●	failure to meet the requirements of accurate and timely financial reporting and/or meet the standards of internal control over financial reporting that support a clean certification under the Sarbanes Oxley Act;
●	risks related to our status as a foreign private issuer; and
●	the important factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

The forward-looking statements in this press release are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this press release and the documents that we reference in this press release with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Additionally, we may provide information herein that is not necessarily “material” under the federal securities laws for SEC reporting purposes, but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS) (UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

	Three months period		Six months period
	ended		ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022*	2023	2022*
	$’000	$’000	$’000	$’000

Revenue	546,204	467,683	1,148,732	913,815
Cost of sales	(278,093)	(270,611)	(584,781)	(521,200)
Administrative expenses	(100,721)	(102,852)	(198,003)	(193,414)
(Net loss allowance)/net reversal of loss allowance on trade receivables	(954)	(668)	(4,514)	1,800
Other income	161	2,967	336	4,137
Operating profit	166,597	96,519	361,770	205,138
Finance income	8,373	3,895	13,160	45,667
Finance costs	(1,366,012)	(261,886)	(1,542,979)	(380,902)
Loss before income tax	(1,191,042)	(161,472)	(1,168,049)	(130,097)
Income tax expense	(57,241)	(17,102)	(72,459)	(33,358)
Loss for the period	(1,248,283)	(178,574)	(1,240,508)	(163,455)

Loss attributable to:
Owners of the Company	(1,244,729)	(176,757)	(1,234,148)	(160,239)
Non‑controlling interests	(3,554)	(1,817)	(6,360)	(3,216)
Loss for the period	(1,248,283)	(178,574)	(1,240,508)	(163,455)

Loss per share—basic $	(3.73)	(0.53)	(3.71)	(0.49)
Loss per share—diluted $	(3.73)	(0.53)	(3.71)	(0.49)

Other comprehensive income/(loss):
Items that may be reclassified to profit or loss
Fair value loss through other comprehensive income	7	—	7	—
Exchange differences on translation of foreign operations	580,767	(123,006)	624,959	9,653
Other comprehensive income/(loss) for the period, net of taxes	580,774	(123,006)	624,966	9,653

Total comprehensive loss for the period	(667,509)	(301,580)	(615,542)	(153,802)

Total comprehensive loss attributable to:
Owners of the Company	(674,361)	(275,714)	(624,790)	(161,054)
Non‑controlling interests	6,852	(25,866)	9,248	7,252
Total comprehensive loss for the period	(667,509)	(301,580)	(615,542)	(153,802)

* Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the GTS SP5 Acquisition in March 2022 and the MTN SA Acquisition in May 2022.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

AT JUNE 30, 2023 AND DECEMBER 31, 2022

	June 30,	December 31,
	2023	2022*
	$’000	$’000
ASSETS
Non‑current assets
Property, plant and equipment	1,868,456	2,075,441
Right of use assets	902,589	965,019
Goodwill	664,450	763,388
Other intangible assets	973,056	1,049,103
Fair value through other comprehensive income financial assets	11	10
Deferred income tax assets	59,250	78,369
Derivative financial instrument assets	7,232	6,121
Trade and other receivables	131,119	130,347
	4,606,163	5,067,798
Current assets
Inventories	32,625	74,216
Income tax receivable	2,187	1,174
Trade and other receivables	610,319	663,467
Cash and cash equivalents	433,048	514,078
	1,078,179	1,252,935
Total assets	5,684,342	6,320,733

LIABILITIES
Current liabilities
Trade and other payables	520,612	669,149
Provisions for other liabilities and charges	295	483
Derivative financial instrument liabilities	50,051	1,393
Income tax payable	59,443	70,008
Borrowings	437,337	438,114
Lease liabilities	88,321	87,240
	1,156,059	1,266,387
Non‑current liabilities
Trade and other payables	2,320	1,459
Borrowings	3,028,771	2,906,288
Lease liabilities	504,118	518,318
Provisions for other liabilities and charges	87,739	84,533
Deferred income tax liabilities	154,588	183,518
	3,777,536	3,694,116
Total liabilities	4,933,595	4,960,503

EQUITY
Stated capital	5,401,385	5,311,953
Accumulated losses	(4,550,933)	(3,317,652)
Other reserves	(336,153)	(861,271)
Equity attributable to owners of the Company	514,299	1,133,030
Non‑controlling interest	236,448	227,200
Total equity	750,747	1,360,230
Total liabilities and equity	5,684,342	6,320,733

* Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

	Attributable to owners of the Company
					Non‑
	Stated	Accumulated	Other		controlling	Total
	capital	losses	reserves	Total	interest	equity
	$’000	$’000	$’000	$’000	$’000	$’000

Balance at January 1, 2022	5,223,484	(2,860,205)	(842,911)	1,520,368	223,188	1,743,556
Options converted to shares	86,470	—	(86,470)	—	—	—
Share‑based payment expense	—	—	6,064	6,064	—	6,064
Other reclassifications related to share-based payment	—	1,560	(2,835)	(1,275)	—	(1,275)
Total transactions with owners of the company	86,470	1,560	(83,241)	4,789	—	4,789

Loss for the period*	—	(160,239)	—	(160,239)	(3,216)	(163,455)
Other comprehensive (loss)/income*	—	—	(815)	(815)	10,468	9,653
Total comprehensive (loss)/income*	—	(160,239)	(815)	(161,054)	7,252	(153,802)

Balance at June 30, 2022*	5,309,954	(3,018,884)	(926,967)	1,364,103	230,440	1,594,543

Balance at January 1, 2023	5,311,953	(3,317,652)	(861,271)	1,133,030	227,200	1,360,230
Share‑based payment expense	—	—	6,618	6,618	—	6,618
Options converted to shares	89,432	—	(89,432)	—	—	—
Other reclassifications related to share-based payment	—	867	(1,426)	(559)	—	(559)
Total transactions with owners of the company	89,432	867	(84,240)	6,059	—	6,059

Loss for the period	—	(1,234,148)	—	(1,234,148)	(6,360)	(1,240,508)
Other comprehensive income	—	—	609,358	609,358	15,608	624,966
Total comprehensive (loss)/profit	—	(1,234,148)	609,358	(624,790)	9,248	(615,542)

Balance at June 30, 2023	5,401,385	(4,550,933)	(336,153)	514,299	236,448	750,747

* Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the GTS SP5 Acquisition in March 2022 and the MTN SA Acquisition in May 2022

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022	2023	2022
	$’000	$’000	$’000	$’000

Cash flows from operating activities
Cash from operations	264,132	216,800	516,154	383,407
Income taxes paid	(19,514)	(23,903)	(33,957)	(40,002)
Payment for rent	(658)	(1,587)	(2,943)	(4,130)
(Payment)/refund for tower and tower equipment decommissioning	(317)	4	(321)	142
Net cash generated from operating activities	243,643	191,314	478,933	339,417

Cash flow from investing activities
Purchase of property, plant and equipment	(163,185)	(96,980)	(268,602)	(162,856)
Payment in advance for property, plant and equipment	(34,346)	(37,074)	(70,148)	(87,913)
Purchase of software and licenses	(8,924)	(12,716)	(16,176)	(13,004)
Consideration paid on business combinations, net of cash acquired	—	(409,545)	—	(726,924)
Proceeds from disposal of property, plant and equipment	399	761	960	854
Insurance claims received	134	464	278	1,614
Interest income received	5,079	3,888	11,577	7,016
Deposit of short term deposits	(65,055)	(166,465)	(128,765)	(288,065)
Refund of short term deposits	3,994	100,121	20,723	151,582
Net cash used in investing activities	(261,904)	(617,546)	(450,153)	(1,117,696)

Cash flows from financing activities
Transactions with non-controlling interest
Bank loans received	290,083	661,114	658,179	715,793
Bank loans repaid	(153,505)	(33,360)	(417,850)	(70,027)
Fees on loans and derivative instruments	(2,163)	(6,417)	(8,671)	(9,277)
Interest paid	(76,442)	(50,571)	(144,945)	(104,669)
Payment for the principal of lease liabilities	(24,523)	(14,402)	(44,745)	(29,751)
Interest paid for lease liabilities	(13,174)	(9,525)	(25,294)	(16,220)
Initial margin received on non‑deliverable forwards/non-deliverable swaps	52	633	52	6,477
Profits received/(losses) settled on non‑deliverable forwards	420	(284)	420	(3,025)
Net cash used in financing activities	20,748	547,188	17,146	489,301

Net increase/(decrease) in cash and cash equivalents	2,487	120,956	45,926	(288,978)
Cash and cash equivalents at beginning of period	515,589	508,609	514,078	916,488
Effect of movements in exchange rates on cash	(85,028)	(62,267)	(126,956)	(60,212)
Cash and cash equivalents at end of period	433,048	567,298	433,048	567,298

Use of Non-IFRS financial measures

Certain parts of this press release contain non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin and Recurring Levered Free Cash Flow (“RLFCF”). The non-IFRS financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies.

We define Adjusted EBITDA as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, listing costs and certain other items that management believes are not indicative of the core performance of our business. The most directly comparable IFRS measure to Adjusted EBITDA is our profit/(loss) for the period.

Segment Adjusted EBITDA (defined as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, costs relating to this offering and certain other items that management believes are not indicative of the core performance of its business)) to assess the performance of the business.

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage.

We believe that Adjusted EBITDA is an indicator of the operating performance of our core business. We believe Adjusted EBITDA and Adjusted EBITDA Margin, as defined above, are useful to investors and are used by our management for measuring profitability and allocating resources, because they exclude the impact of certain items which have less bearing on our core operating performance. We believe that utilizing Adjusted EBITDA and Adjusted EBITDA Margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA and Adjusted EBITDA Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA and Adjusted EBITDA Margin as reported by us to Adjusted EBITDA and Adjusted EBITDA Margin as reported by other companies. Adjusted EBITDA and Adjusted EBITDA Margin are unaudited and have not been prepared in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin are not measures of performance under IFRS and you should not consider Adjusted EBITDA or Adjusted EBITDA Margin as an alternative to profit/(loss) for the period or other financial measures determined in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

●	they do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;
●	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements that would be required for such replacements;
●	some of the items we eliminate in calculating Adjusted EBITDA and Adjusted EBITDA Margin reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period; and

●	the fact that other companies in our industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, which limits their usefulness as comparative measures.

Accordingly, prospective investors should not place undue reliance on Adjusted EBITDA or Adjusted EBITDA Margin.

We believe that it is important to measure the free cash flows we have generated from operations, after accounting for the cash cost of funding and recurring capital expenditure required to generate those cash flows. In this respect, we monitor RLFCF which we define as cash from operations, before certain items of income or expenditure that management believes are not indicative of the core performance of our business (to the extent that these items of income and expenditure are included within cash flow from operating activities), and after taking into account loss allowances on trade receivables, impairment of inventory, net working capital movements, net interest paid or received, withholding tax, income taxes paid, lease payments made, maintenance capital expenditure, and routine corporate capital expenditure.

We believe RLFCF is useful to investors because it is also used by our management for measuring our operating performance, profitability and allocating resources. While Adjusted EBITDA provides management with a basis for assessing its current operating performance, in order to assess the long-term, sustainable operating performance of our business through an understanding of the funds generated from operations, we also take into account our capital structure and the taxation environment (including withholding tax implications), as well as the impact of non- discretionary maintenance capital expenditure and routine corporate capital expenditure, to derive RLFCF. RLFCF provides management with a metric through which to measure how the underlying cash generation of the business by further adjusting for expenditure that are non-discretionary in nature (such as interest paid and income taxes paid), as well as certain non-cash items that impact profit/(loss) in any particular period.

RLFCF measure is frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an RLFCF-related performance measure when reporting their results. Such measures are used in the telecommunications infrastructure sector as they are seen to be important in assessing the long-term, sustainable operating performance of a business. We present RLFCF to provide investors with a meaningful measure for comparing our cash generation performance to those of other companies, particularly those in our industry.

RLFCF, however, is used by different companies for differing purposes and is often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing RLFCF as reported by us to RLFCF or similar measures as reported by other companies. RLFCF is unaudited and has not been prepared in accordance with IFRS.

RLFCF is not intended to replace profit/(loss) for the period or any other measures of performance under IFRS, and you should not consider RLFCF as an alternative to cash from operations for the period or other financial measures as determined in accordance with IFRS. RLFCF has limitations as an analytical tool, and you should not consider it in isolation. Some of these limitations are:

●	not all cash changes are reflected, for example, changes in working capital are not included and discretionary capital expenditure are not included;
●	some of the items that we eliminate in calculating RLFCF reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period;
●	the fact that certain cash charges, such as lease payments made, can include payments for multiple future years that are not reflective of operating results for the applicable period, which may result in lower lease payments for subsequent periods;
●	the fact that other companies in our industry may have different capital structures and applicable tax regimes, which limits its usefulness as a comparative measure; and
●	the fact that other companies in our industry may calculate RLFCF differently than we do, which limits their usefulness as comparative measures.

Accordingly, you should not place undue reliance on RLFCF.

Reconciliation from profit for the period to Adjusted EBITDA

The following is a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, which is profit for the three and six months ended June 30, 2023 and 2022:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022*	2023	2022*
	$'000	$'000	$'000	$'000

Loss	(1,248,283)	(178,574)	(1,240,508)	(163,455)
Adjustments:
Income tax expense	57,241	17,102	72,459	33,358
Finance costs(a)	1,366,012	261,886	1,542,979	380,902
Finance income(a)	(8,373)	(3,895)	(13,160)	(45,667)
Depreciation and amortization	116,494	114,859	235,450	222,699
Impairment of withholding tax receivables(b)	13,349	12,932	24,604	27,717
Business combination transaction costs	27	5,679	1,486	14,039
Net (reversal impairment)/impairment of property, plant and equipment and prepaid land rent (c)	935	(3,514)	5,081	(1,331)
Net loss/(gain) on disposal of property, plant and equipment	168	13,617	(566)	13,784
Share-based payment expense(d)	3,628	2,051	6,917	5,625
Insurance claims(e)	(133)	(466)	(278)	(1,616)
Other costs(f)	2,673	—	4,848	514
Other income(g)	(28)	(2,501)	(58)	(2,521)
Adjusted EBITDA	303,710	239,176	639,254	484,048
Divided by total revenue	546,204	467,683	1,148,732	913,815
Adjusted EBITDA Margin	55.6%	51.1%	55.6%	53.0%

* Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the GTS SP5 Acquisition in March 2022 and the MTN SA Acquisition in May 2022

(a)	Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, realized and unrealized net foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, realized and unrealized net foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.
(b)	Revenue withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company. Revenue withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.
(c)	Represents non-cash charges related to the impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites.
(d)	Represents credits and expense related to share-based compensation, which vary from period to period depending on timing of awards and changes to valuation inputs assumptions.
(e)	Represents insurance claims included as non-operating income.
(f)	Other costs for the three months ended June 30, 2023 included one off consulting fees related to corporate structures and operating systems of $1.2 million and non-recurring consulting services of $1.0 million. Other costs for the three months and six months ended June 30, 2022 included professional costs related to SOX implementation. Other costs for the six months ended June 30, 2023 included one off consulting fees related to corporate structures and operating systems of $2.8 million, non-recurring consulting services of $1.0 million, aborted business combination transaction costs of $0.6 million and non-recurring professional fees related to financing of $0.2 million.

(g)	Other income for the three and six months ended June 30, 2022 related to a tax indemnity receipt from a seller relating to a prior acquisition.

Reconciliation from cash from operations to RLFCF

The following is a reconciliation of RLFCF to the most directly comparable IFRS measure, which is cash from operations for the three and six months June 30, 2023 and 2022:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022	2023	2022
	$'000	$'000	$'000	$'000

Cash from operations	264,132	216,800	516,154	383,407
Net movement in working capital	40,284	22,158	126,467	91,109
(Net loss allowance)/net reversal of loss allowance on trade receivables	(954)	(668)	(4,514)	1,800
Impairment of inventory	—	—	—	(138)
Income taxes paid	(19,514)	(23,903)	(33,957)	(40,002)
Withholding tax(a)	(33,497)	(27,837)	(66,929)	(55,981)
Lease and rent payments made	(38,355)	(25,514)	(72,982)	(50,101)
Net interest paid(b)	(71,363)	(46,683)	(133,368)	(97,653)
Business combination transaction costs	27	5,679	1,486	14,039
Other costs(c)	2,673	—	4,848	514
Other income(d)	(28)	(2,501)	(58)	(2,521)
Maintenance capital expenditure(e)	(51,261)	(29,195)	(95,019)	(68,787)
Corporate capital expenditure(f)	(1,064)	(799)	(1,554)	(1,087)
RLFCF	91,080	87,537	240,574	174,599
Non-controlling interest	(1,494)	(750)	(4,562)	(3,769)
RLFCF excluding non-controlling interest	89,586	86,787	236,012	170,830
(a)	Withholding tax primarily represents amounts withheld by customers and amounts paid on bond interest in Nigeria which is paid to the local tax authority. The amounts withheld by customers may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company.
(b)	Represents the aggregate value of interest paid and interest income received.
(c)	Other costs for the three months ended June 30, 2023 included one off consulting fees related to corporate structures and operating systems of $1.2 million and non-recurring consulting services of $1.0 million. Other costs for the three months and six months ended June 30, 2022 included professional costs related to SOX implementation. Other costs for the six months ended June 30, 2023 included one off consulting fees related to corporate structures and operating systems of $2.8 million, non-recurring consulting services of $1.0 million, aborted business combination transaction costs of $0.6 million and non-recurring professional fees related to financing of $0.2 million.
(d)	Other income for the three and six months ended June 30, 2022 related to a tax indemnity receipt from a seller relating to a prior acquisition.
(e)	We incur capital expenditure in relation to the maintenance of our towers and fiber equipment, which is non- discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditure includes the periodic repair, refurbishment and replacement of tower, fiber equipment and power equipment at existing sites to keep such assets in service.

(f)	Corporate capital expenditure, which are non-discretionary in nature, consist primarily of routine spending on information technology infrastructure.